

Ken Kousky · 2nd

Proven leader | Successful Entrepreneur | IT Security Expert

Saginaw, Michigan, United States · 500+ connections · Contact info

BlueWater Angels

University of Pennsylvania

Experience

President
BlueWater Angels
2008 – Present · 13 yrs
Michigan

BlueWater Angels (BWA) is a network of more than 50 high-net-worth individuals and select organizations interested in investing capital in promising companies with the expectation of receiving a substantial return on their investment.



Home

CEO
IP3
Jul 2002 – Present · 18 yrs 9 mos
Michigan

IP3 is a progressive technology training organization providing worldwide, integrated learning programs focused on outcomes. This includes a unique blend of certification and customized

training in emerging technologies for information assurance and IT security. Our tra ...see more

CEO

Mid-Michigan Innovation Center - MMIC
2009 – Oct 2016 · 7 yrs
Midland, MI

Mid-Michigan Innovation Center (MMIC) fosters innovation and nurtures entrepreneurs in Michigan's new businesses. Our mission is to connect organizations and businesses in Michigan with the resources they need to produce a healthy, vibrant economic environment. Since 2005, we have assisted small businesses with our high-impact, results-focus ...see more

MidMichigan Innovation Center

Entrepreneur in Residence

Saginaw Valley State University
2007 – 2009 · 2 yrs

Saginaw Valley State University

CEO

Wave Thomson Learning - Thomson Reuters
1988 – 2001 · 13 yrs
Missouri

Wave Technologies was purchased by Thomson Learning and became Wave Thomson Learning, now Thomson Reuters. Wave developed and delivered training and instructional products related to various information technologies. The company provided its products and services through instructor-led courses, seminars, multimedia-published products ...see more

Show 1 more experience

Education

University of Pennsylvania

abd, PhD Candidate, Economics with concentrations in Finance/Public Finance
1976 – 1980

Washington University in St. Louis

BS, Economics/Urban Studies
1974 – 1976

Licenses & certifications

CGEIT
ISACA
See credential

CISA
ISACA
See credential

CISSP
ISC2
See credential

Show more

Volunteer experience

Chair - NesCom - Security & Safety Committee
IEEE
2002 – 2004 • 2 yrs
Science and Technology

Served on IEEE's Standards Oversight Board (NesCom). As Chair of its Safety & Security Committee. The committee worked to elevate the role of security at the outset of the standards process. Essentially it brought issues of security into the product development lifecycle.